LEXICON UNITED INCORPORATED
4500 Steiner Ranch Blvd.
Suite # 1708, Austin, Texas 78732

        April 25, 2007

By EDGAR Transmission and by Hand Delivery

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lexicon United Incorporated
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 22, 2007
File No. 333-132071

Dear Mr. Spirgel:

On behalf of Lexicon United Incorporated (“Lexicon”), we hereby submit this Amendment No. 2 (the “Amendment”) to our Registration Statement on Form SB-2 (the “Registration Statement”) in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 22, 2007, with respect to the Registration Statement.

We understand and agree that:

-	Lexicon is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Lexicon’s comments do not foreclose the Commission from taking any action on the filings.

-	Lexicon may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Form SB-2

1.
We note that you are registering the resale of 2,001,250 shares of common stock and, that of this amount, approximately 80% are held by affiliates. We further note that the shares being offered constitute over 90% of the company's public float. We further note that certain of your selling shareholders have a history of engaging in reverse merger transactions with blank check companies and private operating entities as well as the fact that the stated purpose of this offering is to create a public market. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, revise the registration statement to state that selling shareholders will offer their shares at a fixed price of $1.00 per share for the duration of the offering. Clarify on the cover page and throughout that the offering will terminate upon the earlier of disposition of the shares or the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act as set forth on page 14.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE:

We note your comments and we have revised the Amendment to reflect a reduction in the percentage of the shares being offered by affiliates to 33% or 190,858 shares.

2.
We note statements in your prospectus indicating that the company's securities cannot be sold pursuant to Rule 144 and that there is no market for the company's securities. Tell us in your response letter why Rule 144 is not available to investors and why the company has been unable to have a market maker file to have the company's securities quoted on the OTCBB.

RESPONSE:

Since all of the securities issued by the Company to all of its current stockholders, other than the ATN Capital E Participações Ltda. (“ATN”) shareholders were issued at a time when the company was a blank check company, in accordance with the guidance provided by the November 1, 1999 letter sent by Ken Worm, the Assistant Director of NASD Regulation, to Richard Wulff, the Chief of the Commission’s Office of Small Business of the Division of Corporation Finance and Mr. Wulff’s January 21, 2000 response, those shares are not eligible to be transferred in reliance on any of the exemptions in Section 4(1) of the  Securities Act. Accordingly, none of our stock is eligible to be sold pursuant to Rule 144 under the Securities Act. Instead, they must be registered to be sold regardless of how many years that the shares remain outstanding.

3.
As appropriate, please update your disclosure to either the most recent practicable date or to the end of the last completed fiscal year. For example, audited financial statements for the year ended December 31, 2006 are required.

RESPONSE:

We have updated our disclosures in the Amendment to the most recent practicable date and have provided our audited consolidated financial statements for the fiscal year ended December 31, 2006.

Prospectus Cover Page

4.
The disclosure here indicates that the selling shareholders may be deemed to be underwriters. The disclosure in the third paragraph of the Plan of Distribution section on page 14 states that the selling stockholders are underwriters. The third sentence of the same paragraph on page 14 indicates that only certain selling shareholders will be underwriters. Please revise throughout to state that all selling shareholders are underwriters.

RESPONSE:

We have revised the Amendment to state that, other than the affiliate selling stockholders, none of the selling stockholders are underwriters within the meaning of Section 2(11) of the Securities Act. However, the affiliate selling stockholders may be deemed to be underwriters and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein are underwriters within the meaning of the Securities Act.

Prospectus Summary, page 1

5.
Please clarify your status as a SEC reporting company, including the date your reporting obligation commenced. In the section titled “Where You Can Find More Information,” provide the information set forth in Item 101(c) of Regulation S-B, including the correct address of the Commission.

RESPONSE:

We note your comment and we have updated the Amendment accordingly.

Risk Factors, page 4

6.
Expand your risk factor section to include these additional risk factors: the recoverability of assets located in a foreign jurisdiction; your history of losses; your auditors have issued you a going concern opinion; your CEO has no experience in the business of managing and servicing accounts receivables for financial institutions and will commit only 25% of his time to your business; and one of your officers has failed to date to pay a civil penalty in the amount of $55,000 in connection with certain federal securities law violations.

RESPONSE:

We have expanded our risk factor section in the Amendment to include risk factors relating to: the recoverability of assets located in a foreign jurisdiction; our history of losses; that our auditors have issued us a going concern opinion; that our CEO, Elie Saltoun, has no experience in the business of managing and servicing accounts receivables for financial institutions; and that our Secretary, Jeffrey Nunez, still owes a civil penalty in the amount of $55,000 in connection with certain federal securities law violations.

We note, however, that since the acquisition, Mr. Saltoun now spends approximately 80% of his time on our business and that Mr. Nunez intends to work out a payment arrangement with the Commission.

Many of our clients are concentrated in the financial services sector..., page 5

7.	Revise this risk factor heading to make clear that all your revenues are derived from clients in the financial services sector.

RESPONSE:

We have updated this risk factor in the Amendment to reflect that for the years ended December 31, 2006 and 2005, we derived all of our revenue from clients in the financial services sector.

Selling Stockholders, page 9

8.	Clarify whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. The disclosure on page 10 refers to “registered” broker-dealers.

RESPONSE:

We have clarified the Amendment to expressly state that none of our Selling Stockholders are broker-dealers or affiliates of broker-dealers.

9.	Disclose the person(s) who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Bemberg International Ltd.

RESPONSE:

We acknowledge your comment and we have revised the Amendment to disclose the person who exercises the voting and dispositive powers over the shares offered by Bemberg International Ltd.

10.	Provide us with the basis for the disclaimer of beneficial ownership in footnote 3.

RESPONSE:

We note your comment and we have revised the Amendment to remove the disclaimer.

Management, page 14

11.
Clarify to whom Mr. Nunez made unregistered distributions of securities and identify the registrant. Explain the capacity in which he served. In addition, highlight the fact that Mr. Nunez has not paid the $55,000 penalty and discuss what, if any, further actions have been taken against him to secure payment.

RESPONSE:

We have revised the Amendment to disclose that on July 28, 2006, the SEC issued an order in connection with the settlement of an administrative proceeding against our Secretary, Jeffrey G. Nunez. The order indicates that Mr. Nunez, who at the time was a registered representative (broker) at the brokerage firm of Providential Securities, Inc., played an active role in the distribution of hundreds of thousands of unregistered shares of stock of Morgan Cooper, Inc. in violation of Section 5 of the Securities Act. Morgan Cooper, Inc., formerly Gong Hei Investment Co., Ltd., is the successor company in a reverse merger transaction that occurred on November 18, 1999 when Morgan Cooper, Inc., then a private company engaged in the garment business, effected a business combination with Gong Hei Investment Co., Ltd., then a public reporting shell company. Mr. Nunez acted as a broker in connection with the sale of the shares by James Caprio and James Morse, who were principals of the shell company prior to the reverse merger, to the brokerage clients of Providential Securities. Pursuant to the settlement agreement between Mr. Nunez and the Commission, the Commission permanently enjoined Nunez from future violations of Section 5(a) and 5(c) of the Securities Act, ordered Nunez to pay a $55,000 civil penalty and suspended Mr. Nunez from association with any broker-dealer for a period of six months. We note that Mr. Nunez does not admit or deny any wrongdoing or liability and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. Mr. Nunez has not yet paid the $55,000 civil penalty but he intends to work out a payment arrangement with the Commission.

Executive Compensation, page 17

12.
Update the disclosure to the end of the last completed fiscal year. In doing so, revise the disclosure in accordance with the Commission's recent Executive Compensation and Related Person Disclosure release located http:/lwww.sec.gov/rules/final/2006133-8732a.pdf. See also Items 402 and 404 of Regulation S-B.

RESPONSE:

We have revised the Executive Compensation section of the Amendment to provide disclosures in accordance with the Commission's Executive Compensation and Related Person Disclosure release and amended Items 402 and 404 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 19

13.
You indicate in footnote 2 that beneficial ownership was determined pursuant to Rule 13d-3(d)(1). Please revise this disclosure in accordance with the instructions to Item 403 of Regulation S-B, which do not reference Rule 13d-3.

RESPONSE:

We have revised the Amendment to reflect that the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, that the information is not necessarily indicative of beneficial ownership for any other purpose and that under this rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days.

Business, page 21

14.
We note your statement at page 21 that “for financial statement purposes, the acquisition was treated as occurring on January 1, 2006.” It appears that you should have reflected the acquisition as of February 27, 2006 and consolidated ATN's results beginning on this date. Please revise or advise. In addition, please present pro forma financial statements for the nine months ended September 30, 2006 reflecting the acquisition as if it occurred at January 1, 2006.

RESPONSE:

On April 9, 2007, the company submitted an informal reply to the SEC requesting, based upon the information submitted, that the acquisition of ATN be considered as being acquired as at January 1, 2006, rather than as at February 27, 2007, the actual acquisition date. The Company concluded based upon the facts presented, that the two month period was not material. The SEC indicated, that they would not object to that accounting treatment. The documents submitted under the informal response are attached as Exhibit A to this Response Letter. The Company’s financial statements for the fiscal year ending December 31, 2006 contains an acquisition footnote which discloses our treatment of the acquisition.

Since the SEC is not objecting to our giving retroactive effect to the acquisition as at January 1, 2006, it does not appear that pro forma financial statements for the nine months ended September 30, 2006 are required reflecting the acquisition as if it occurred at January 1, 2005.

Management's Discussion and Analysis or Results of Operation, page 26

15.
Revise and update your overview so that it identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. Such topics could include:

•	the economic or industry-wide factors relevant to the company;

•	the company's success rate in securing receivables;

•	the percentage of the company's business attributable to charged-off receivables, semi-performing receivables and performing receivables;

•	the company's dependence on only three customers and what it intends to do to secure additional customers and grow the business;

•	the impact of existing as a public company with true operations, including both cost and management resources;

•
the material opportunities, challenges and risks that management is most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks; and

•	how you intend to eliminate the uncertainty of your ability to continue as a going concern.

These are just examples of how you can assist readers in evaluating your financial condition and operating performance and provide the context for management's discussion and analysis of your financial statements.

RESPONSE:

We acknowledge your comments and we have revised the “Management's Discussion and Analysis or Results of Operation” section in the Amendment to reflect the significant matters which are of primary concern to management in evaluating our financial condition and operating results.

Results of Operations page 26

16.
In providing updated disclosure for the 12 months ended December 31, 2006, ensure that the discussion addresses the underlying reasons for all material changes in your comparable results. For example, it is not sufficient to merely state that the increase in revenue is attributable to the inclusion of ATN's operations. Rather, you should focus on the material factors contributing to your financial results rather than the fact that you went from being a shell company to an operating entity. For example, for the periods presented, discuss the impact of the payment of legal fees in connection with your collections.

RESPONSE:

We have updated the Amendment to provide our Results of Operation for the fiscal year ending December 31, 2006 as well as the underlying reasons for any material changes in such results.

17.	Provide a discussion of your net loss for the appropriate periods and the reasons therefor.

RESPONSE:

We note your comment and we have revised the Amendment to include a discussion of our net loss for the fiscal years ending December 31, 2006 and 2005 and the underlying reasons for any material changes in such results.

Liquidity and Capital Resources

18.
Your liquidity discussion is generic and outdated. For example, you state that operations to date have been primarily financed by debt and equity transactions and that your future operations will continue to be dependent upon successful completion of additional equity financing. Revise, update and expand this disclosure to reflect the ATN acquisition, including its current and expected impact on your liquidity position.

RESPONSE:

We have updated and expanded our liquidity discussion in the Amendment to reflect our acquisition of ATN and its expected impact on our liquidity position.

19.
The penultimate paragraph states that your working capital will be sufficient to sustain operations at current levels for the next 12 months. This statement appears to contradict the disclosure in the first paragraph that future operations will be dependent upon completion of additional equity financing. Please reconcile. In doing to, quantify your current working capital and provide the basis for your belief that it will be sufficient to sustain operations for the next 12 months. Allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each milestone.

RESPONSE:

We have revised the Amendment to disclose our although we had a negative working capital of $1,882,949 at December 31, 2006, of which $1,637,618 relate to disputed municipal taxes in connection with ATN’s prior and ongoing operations, our current cash balance is sufficient to sustain our operations at our current levels for the next twelve months. However, we will require additional working capital to sustain our operations beyond such period. We plan to raise capital through the equity markets to fund future operations and generating of revenue through our business. However, our failure to raise adequate capital and generate adequate sales revenues could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital to support our operating expenses and generate adequate revenues, there can be no assurances that the revenue will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations.

Financial Statements

Unaudited Financial Statements of Lexicon Incorporated and Subsidiary for the Nine Months Ended September 30 2006 and 2005, page  F-2

Note E - Goodwill Valuation, page F-8

20.	Please disclose your acquisition of ATN Capital in the notes to the financial statements for the nine months ended September 30, 2006. Provide the disclosures required by paragraphs 51-55 of SFAS 141.

RESPONSE:

Since the Company is presenting annual financial statements without a stub period, it does not appear that a revision to the Form 10-QSB for the nine months ended September 30, 2006 is required.

Financial Statements of ATN Capital E Participacoes, Ltda, page F-11

21.
We note that you have restated the financial statements of ATN as of December 31, 2004 as compared to the financial statements that you filed in a Form 8-K dated February 27, 2006. Please tell us the reasons for the restatements and disclose the information required by paragraph 26 of SFAS 154. In addition, please label your financial statements as “restated” and ask your auditors to refer to the restatement in their report.

RESPONSE:

We have revised the Amendment in accordance with your comments by including a Note A - Restatement to ATN’s audited financial statements for the fiscal year ending December 31, 2005.

Part II

Signatures

22.	Update the date on which Mr. Saltoun is signing on behalf of the registrant.

RESPONSE:

Lexicon’s signature page to the amended Registration Statement has been updated.

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact the undersigned at (512) 266-3507 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

LEXICON UNITED INCORPORATED

By: /s/ Elie Saltoun
Elie Saltoun
Chief Executive Officer
.

EXHIBIT A

To: Melissa Hauber, Staff Accountant

From:	Bill Meyler Meyler & Company, LLC

Date:	April 9, 2007

Subject:	Lexicon United Incorporated Registration on Form SB2

In an informal response as you suggested to comment number 14 of your letter dated February 21, 2007 to the Company, we submit the attached balance sheet of ATN Capital E Participacoes, LTDA. as at February 28, 2006. This was the Company Lexicon acquired. The acquisition was effective February 27, 2006. The company has taken the position that the 2 months was not material and included the acquisition as though it happened as of January 1, 2006.

I have presented the December 31, 2005, February 28, 2006 and December 31, 2006, balance sheets. As you can see, the December 31, 2005 and the February 28, 2006 are very similar and not very much change. In fact the loss for the 2 months was $34, 977 or 3% of the loss for the entire year 2006. The major changes in the balance sheet for year end were the acquisition of office space, increased borrowing and additional capital contributions by parent company. All these transactions took place subsequent to June 2006.

Based upon the attached documentation, the Company feels the two months inclusion was not material.

ATN CAPITAL E PARTICIPACOES, LTDA.
BALANCE SHEETS

	December 31,	February 28,	December 31,
	2005	2006	2006
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$45,729	$53,163	$278,231	(A)
Accounts receivable	198,451	168,848	198,235
Other receivables	74,442	3,757	95,929
Prepaid expenses	12,830	9,533	2,277
Total current assets	331,452	235,301	574,672	(B)

FIXED ASSETS
Equipment, net of accumulated depreciation	314,849	342,783	579,643

TOTAL ASSETS	$646,301	$578,084	$1,154,315

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Current portion loans payable to banks	$173,574	$169,953	$657,643	(B)
Accounts payable	83,469	124,348	242,576
Accrued expenses	284,129	276,105	359,129
Accrued municipal service taxes	1,047,101	1,053,613	1,440,686
Accrued payroll	128,650	118,057	136,661
Accrued employee benefits	96,217	75,062	149,235
Capital advances to be returned	-	-	-
Total current liabilities	1,813,140	1,817,138	2,985,930

LONG TERM PORTION OF LOANS PAYABLE TO BANKS	20,206	39,908	369,375	(B)

TOTAL LIABILITIES	1,833,346	1,857,046	3,355,305

STOCKHOLDERS' DEFICIT
Common stock, par value R$1.00 per share, 500,000 shares authorized and outstanding	382,919	382,919	582,545	(A)
Accumulated deficit	(1,285,108)	(1,320,085)	(2,360,093)
Accumulated other comprehensive loss	(284,856)	(341,796)	(423,442)
Total Stockholders' Deficit	(1,187,045)	(1,278,962)	(2,200,990)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$646,301	$578,084	$1,154,315

Notes:

(A)	Lexicon - parent company transferred $200,000 into company in December 2006.

(B)	Company purchased office space and new computer equipment representing the increase

(C)	Loss for two months ending February 28, 2006 was $34,977 or 3% of total year.